



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE

No Act
PE 9/22/11

September 23, 2011

Timothy G. Westman
Vice President,
Associate General Counsel
and Assistant Secretary
Emerson Electric Co.
8000 West Florissant Avenue
P.O. Box 4100
St. Louis, MO 63136-8506

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 9-23-11

Re: Emerson Electric Co.

Dear Mr. Westman:

This is in regard to your letter dated September 22, 2011 concerning the shareholder proposal submitted by Tides Foundation and the Sisters of St. Joseph of Boston for inclusion in Emerson's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponents have withdrawn the proposal and that Emerson therefore withdraws its September 15, 2011 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

Gregory S. Belliston
Special Counsel

cc: Timothy Smith
Senior Vice President
Director of ESG Shareholder Engagement
Walden Asset Management
One Beacon Street
Boston, MA 02108



RECEIVED
2011 SEP 23 PM 1:00
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Timothy G. Westman
Vice President,
Associate General Counsel
and Assistant Secretary

Emerson
8000 West Florissant Avenue
P.O. Box 4100
St. Louis, MO 63136-8506

T 314 553 3822
F 314 553 3713
Tim.Westman@Emerson.com

September 22, 2011

VIA E-MAIL (shareholderproposals@sec.gov)

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Securities Exchange Act of 1934 – Section 14(a), Rule 14a-8; Withdrawal of Request for No-Action upon Withdrawal of Shareholder Proposal Co-Filed by Tides Foundation and the Sisters of Saint Joseph of Boston

Ladies and Gentlemen:

I am writing on behalf of Emerson Electric Co., a Missouri corporation ("Emerson"), to notify the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission that Tides Foundation and the Sisters of Saint Joseph of Boston (collectively, the "Proponents") have withdrawn their shareholder proposal regarding the declassification of the Emerson Board of Directors (the "Tides/SSJB Proposal") for inclusion in the proxy solicitation materials to be distributed by Emerson in connection with its 2012 annual meeting of stockholders (the "2012 Proxy Materials").

Accordingly, Emerson hereby withdraws its request, made by letter dated September 15, 2011, that the Staff confirm that no enforcement action would be recommended against Emerson if the Tides/SSJB Proposal were omitted from the 2012 Proxy Materials. That request was made on the grounds that the Tides/SSJB Proposal is substantially duplicative of another proposal previously received by Emerson on the same subject (the "Prior Proposal"), which Prior Proposal is being included in the 2012 Proxy Materials.

Attached as Exhibit A hereto are: (i) a cover letter dated September 16, 2011 from Walden Asset Management, as investment manager for the Proponents, indicating the Proponents, willingness to withdraw their request; (ii) a letter dated September 16, 2011 from Tides Foundation withdrawing the Tides/SSJB Proposal in light of the inclusion in the 2012 Proxy Materials of the Prior Proposal; and (iii) a letter dated September 16, 2011 from the Sisters of Saint Joseph of Boston withdrawing the Tides/SSJB Proposal in light of the inclusion in the 2012 Proxy Materials of the Prior Proposal.

Sincerely,

Timothy G. Westman

TGW:tlp
Enclosures

cc: Timothy Smith, Walden Asset Management

EXHIBIT A

(i) Cover letter dated September 16, 2011 from Walden Asset Management

(ii) Letter dated September 16, 2011 from Tides Foundation withdrawing the Tides/SSJB Proposal

(iii) Letter dated September 16, 2011 from the Sisters of Saint Joseph of Boston withdrawing the Tides/SSJB Proposal



Walden Asset Management
Investing for social change since 1975

September 16, 2011

Mr. Timothy G. Westman
Vice President, Associate General Counsel
and Assistant Secretary
Emerson
8000 West Florissant Avenue
St. Louis, MO 63136-8506

Dear Mr. Westman,

We are in receipt of your September 15th letter to the Securities and Exchange Commission (SEC) challenging the shareholder resolution submitted by the Tides Foundation and the Sisters of St. Joseph of Boston seeking annual election of directors by Emerson.

As you know, Walden Asset Management is the investment manager for Tides and the Sisters of St. Joseph of Boston. Thus they have asked me to respond on their behalf.

This issue is a prominent governance reform that recently has received a fresh burst of energy with the State of Florida Pension Board filing resolutions seeking this reform.

We note the grounds for the appeal to the SEC are that this resolution duplicates a similar resolution filed by AFSCME and received by Emerson two days previously. Further, the Emerson letter asks the SEC to support the company "if Emerson omits the Tides / Sisters of St. Joseph of Boston proposals, so long as the proposal received prior is included in its 2012 proxy materials."

We agree that these two proposals are substantially the same and Walden Tides and the Sisters of St. Joseph of Boston are delighted that AFSCME has submitted a similar proposal which we obviously support.

Therefore, if Emerson confirms that the AFSCME proposal will be included in the 2012 proxy, Tides and the Sisters of St. Joseph of Boston are more than pleased to withdraw their proposal and vote for the AFSCME proposal.

A Division of Boston Trust & Investment Management Company
One Beacon Street Boston, Massachusetts 02108 617.726.7250 or 800.282.8782 fax: 617.227.3664

This will save the SEC from having to study this letter and issue an opinion. Tides and the Sisters of St. Joseph of Boston will also send short letters for your file confirming this decision.

Sincerely,



Timothy Smith
Senior Vice President
Director of ESG Shareholder Engagement

Cc: Lauren Webster, Tides Foundation
Sister Carole Lombard, Sisters of St. Joseph of Boston



TIDES

September 16, 2011

Mr. Frank L. Steeves
Corporate Secretary
Emerson Electric Co.
8000 West Florissant Avenue
St. Louis, MO 63136

Dear Mr. Steeves:

This is to confirm that as one of the proponents of the annual election of directors resolution to Emerson, that we are pleased to withdraw our resolution in light of the fat that Emerson will be including a similar proposal by AFSCME in the 2012 proxy.

Sincerely,



Lauren Webster
Chief Financial Officer

Cc: Timothy Westman, Emerson
Timothy Smith, Walden Asset Management

TIDES FOUNDATION

The Presidio
P.O. Box 29903
San Francisco, CA
94129-0903
t] 415.561.6400
f] 415.561.6401

www.tides.org


Connecting neighbor with neighbor and neighbor with God

Sisters of Saint Joseph of Boston
637 Cambridge Street ❖ Brighton, Massachusetts 02135-2800 ❖ www.csjboston.org

September 16, 2011

Mr. Frank L. Steeves
Corporate Secretary
Emerson Electric Co.
8000 W. Florissant Avenue
St. Louis, MO 63136-8506

Dear Mr. Steeves

This is to confirm that as one of the proponents of the annual election of directors resolution to Emerson, that we are pleased to withdraw our resolution in light of the fact that Emerson will be including a similar proposal by AFSCME in the 2012 proxy.

Sincerely,



Sr. Carole Lombard

Encl. Resolution Text

Cc: Timothy Westman, Emerson
Timothy Smith, Walden Asset Management

Carole Lombard, CSJ • Justice and Peace Coordinator
Fax: 617.746.1618 • Phone: 617.746.2102 • e-mail: carole.lombard @csjboston.org



RECEIVED
2011 SEP 19 PM 1:23
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Timothy G. Westman
Vice President,
Associate General Counsel
and Assistant Secretary

Emerson
8000 West Florissant Avenue
P.O. Box 4100
St. Louis, MO 63136-8506

T 314 553 3822
F 314 553 3713
Tim.Westman@Emerson.com

September 15, 2011

VIA E-MAIL (shareholderproposals@sec.gov)

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Securities Exchange Act of 1934 – Section 14(a), Rule 14a-8; Omission of Shareholder Proposal Co-Filed by Tides Foundation and the Sisters of Saint Joseph of Boston

Ladies and Gentlemen:

I am writing on behalf of Emerson Electric Co., a Missouri corporation ("Emerson"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to notify the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") of Emerson's intention to exclude the shareholder proposal and supporting statement (collectively, the "Tides/SSJB Proposal") submitted by Tides Foundation and the Sisters of Saint Joseph of Boston (collectively, the "Proponents"), as co-proponents, from the proxy solicitation materials to be distributed by Emerson in connection with its 2012 annual meeting of shareholders (the "2012 Proxy Materials"). Attached as Exhibit A hereto are: (i) the letters received from the Proponents, dated August 3, 2011, initially submitting and including the Tides/SSJB Proposal; (ii) the notifications of certain eligibility and procedural deficiencies, dated August 17, 2011, sent by Emerson to the Proponents; and (iii) the letters received from the Proponents, dated August 31, 2011, submitting and including a revised version of the Tides/SSJB Proposal.

In accordance with Rule 14a-8, we hereby respectfully request that the Staff confirm that no enforcement action will be recommended against Emerson if the Tides/SSJB Proposal is omitted from the 2012 Proxy Materials. In accordance with Section C of Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D"), this letter and its exhibits are being e-mailed to the Staff at shareholderproposals@sec.gov. Emerson intends to commence distribution of the 2012 Proxy Materials on or about December 9, 2011. In accordance with Rule 14a-8(j), this letter is submitted not less than 80 days before Emerson files the 2012 Proxy Materials with the Commission, and a copy of this submission is being sent simultaneously to the Proponents.

Introduction

The full text of the proposed stockholder resolution contained in the Tides/SSJB Proposal is the following:

"RESOLVED: the shareowners of Emerson Electric request that the Board of Directors take the necessary steps to declassify the Board of Directors and establish annual election of directors, whereby directors would be elected annually and not by classes. This declassification policy can be phased in so that it does not affect the unexpired terms of directors."

Emerson received the initial version of the Tides/SSJB Proposal on August 5, 2011. Prior to that date, on August 3, 2011, Emerson received the following proposal (the "Prior Proposal" and together with the Tides/SSJB Proposal, the "Proposals") from the AFSCME Employees Pension Plan ("AFSCME"):

"RESOLVED, that stockholders of Emerson Electric Co. ("Emerson") urge the board of directors to take the necessary steps (excluding those steps that must be taken by stockholders) to eliminate the classification of Emerson's board and to require that all directors stand for election annually. The declassification should be completed in a manner that does not affect the unexpired terms of directors."

Attached as Exhibit B hereto are: (i) the letter received from AFSCME, dated August 3, 2011, submitting and including the Prior Proposal; and (ii) the Prior Proposal itself.

Basis for Exclusion

Emerson intends to exclude the Tides/SSJB Proposal from its 2012 Proxy Materials pursuant to Rule 14a-8(i)(11) because the Tides/SSJB Proposal substantially duplicates another proposal previously submitted to Emerson by another proponent that will be included in Emerson's 2012 Proxy Materials.

Analysis

I. The Tides/SSJB Proposal May Be Excluded Pursuant to Rule 14a-8(i)(11) Because It Substantially Duplicates the Prior Proposal That Will Be Included in the 2012 Proxy Materials

Pursuant to Rule 14a-8(i)(11), a company may properly exclude a proposal from its proxy materials "If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting." The Commission has stated that the exclusion is intended to "eliminate the possibility of shareholders having to consider two or more substantially identical proposals submitted to an issuer by proponents acting independently of each other." See SEC Release No. 34-12999 (November 22, 1976). Proposals do not need to be identical to be excluded pursuant to Rule 14a-8(i)(11). Rather, in determining whether two proposals are substantially duplicative, the Staff considers whether the "principal thrust" or "principal focus" of the two proposals are essentially the same, or whether the two proposals relate to the same core issue. *See, e.g., Wells Fargo & Company* (January 17, 2008) and *Weyerhaeuser Company* (January 18, 2006). The Staff has indicated that, when two proposals are substantially duplicative of one another, the company must include in its proxy materials the proposal the company received first and may exclude the second proposal. *See Great Lakes Chemical Corp.* (March 2, 1998) and *Atlantic Richfield Co.* (January 11, 1982).

The Prior Proposal was received by Emerson prior to the Tides/SSJB Proposal. As the attached materials show, Emerson received the Prior Proposal via facsimile on August 3, 2011. Emerson received the initial version of the Tides/SSJB Proposal via mail on those of August 5, 2011. Accordingly, the issue under Rule 14a-8(i)(11) is whether the Tides/SSJB Proposal substantially duplicates the Prior Proposal.

Although the wording of the Proposals differs slightly, the core issue and principal focus of the Tides/SSJB Proposal is identical to those of the Prior Proposal – the declassification of Emerson's board of directors. Both Proposals urge or request Emerson to take the necessary steps to eliminate the classification of, or declassify, Emerson's board of directors for the purpose of establishing or requiring that all directors be elected annually. In addition, both Proposals are precatory in nature and both provide that the declassification should be done in a manner that does not affect the expired terms of directors. The Staff has consistently permitted exclusion of a proposal seeking declassification of a company's board where the company has already received a declassification proposal, albeit differently worded, that will be included in the company's proxy materials. *See, e.g., Baxter International* (February 7, 2005) and *Albertson's, Inc.* (April 4, 2002). In our view, the Tides/SSJB Proposal is identical to the Prior Proposal. Accordingly, based on the foregoing and in view of the consistent position of the Staff on prior proposals relating to similar issues, Emerson believes it may properly exclude the Tides/SSJB Proposal under Rule 14a-8(i)(11).

Conclusion

For the foregoing reasons, Emerson respectfully submits that it may properly omit the Tides/SSJB Proposal from its 2012 Proxy Materials and requests that the Staff indicate that it will not recommend enforcement action to the Commission if Emerson omits the Tides/SSJB Proposal so long as the Prior Proposal is included in its 2012 Proxy Materials.

If the Staff does not concur with Emerson's position, I would appreciate an opportunity to confer with the Staff concerning this matter prior to the issuance of a Rule 14a-8 response. Pursuant to Rule 14a-8(k) and SLB 14D, the Proponents are requested to copy the undersigned on any correspondence they may choose to make to the Staff.

Sincerely,



Timothy G. Westman

TGW:tlp
Enclosures

cc: Tides Foundation
Sisters of St. Joseph of Boston

EXHIBIT A

(i) Proponents' Letters initially submitting and including the Tides/SSJB Proposal
(ii) Emerson's Notices of Deficiency to the Proponents
(iii) Proponents' letters submitting and including the revised Tides/SSJB Proposal

TIDES

FRANK L. STEEVES

AUG 05 2011

SR. VICE PRESIDENT
GENERAL COUNSEL

August 3, 2011

Mr. Frank L. Steeves
Corporate Secretary
Emerson Electric Co.
8000 West Florissant Avenue
St. Louis, MO 63136

Dear Mr. Steeves:

Tides Foundation holds 26,000 shares of Emerson Electric stock. We believe that companies with a commitment to customers, employees, communities and the environment will prosper long-term. Further, we believe Emerson Electric is such a company and we have been pleased to own it in our portfolio for a number of years.

We are also strong proponents of good corporate governance and regularly encourage companies to change governance policies so they reflect best practices. One of these issues is annual election of directors.

We are submitting the enclosed shareholder proposal as the primary filer for inclusion in the 2012 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. We are the beneficial owner, as defined in Rule 13d-3 of the Securities Exchange Act of 1934, of the above mentioned number of Emerson Electric shares.

We have been a continuous shareholder for more than one year and a shareholder of more than $2,000 in market value of Emerson Electric stock for more than one year. We will continue to hold at least $2,000 of Emerson Electric stock through the next annual meeting. Verification of our ownership position is enclosed. A representative of the filers will attend the stockholders' meeting to move the resolution as required by SEC rules.

Please send copies of any correspondence to Timothy Smith at Walden Asset Management (tsmith@bostontrust.com) our portfolio manager. We look forward to your response.

Sincerely,



Lauren Webster
Chief Financial Officer

TIDES FOUNDATION

The Presidio
P.O. Box 29903
San Francisco, CA
94129-0903
t] 415.561.6400
f] 415.561.6401

www.tides.org

Annual Election of Directors

RESOLVED: the shareowners of Emerson Electric request that the Board of Directors take the necessary steps to declassify the Board of Directors and establish annual election of directors, whereby directors would be elected annually and not by classes. This declassification policy can be phased in so that it does not affect the unexpired terms of directors.

Supporting Statement

We believe accountability by the Board of Directors is vitally important to shareowners of the Company. Thus we are sponsoring this shareowner proposal seeking action by the Board so that each director stands for re-election by shareowners each and every year.

This would eliminate Emerson's so-called "classified board," whereby the trustees are divided into three classes, each serving a three-year term. Under the current structure, shareowners can only vote to elect one third of the Board each year.

In our opinion, the classified structure of the board is not in shareholders' best interest because it reduces accountability to shareholders. For example, annual election of directors gives shareowners the power to replace a poorly functioning Director, if a situation warranting such drastic action should ever arise.

We don't believe declassifying the board destabilizes a company in any way or affects the continuity of director service.

Increasingly, major corporations are adopting this governance change. In 2010 over 70% of S & P 500 companies had annual elections of board members. And according to FactSet Research, between 2000 and 2009 the number of S&P companies with classified boards dropped from 300 to 164, a dramatic trend.

In addition, shareholder resolutions requesting annual elections regularly receive votes of over 50%. In 2009 the average vote was 68%. And according to Georgeson report, there were 187 resolutions to declassify Boards between 2006 and 2010 with average votes exceeding 65% indicating strong investor approval.

The Florida State Board of Administration, a major institutional investor, as well as other investor advocates for good governance, have been actively urging companies with staggered boards to move to annual elections. For example, their 2011 resolution to McDonald's passed with a 77% vote in favor.

Many institutional investors also believe that corporate governance policies and practices, and the level of accountability they create, are closely related to financial performance.

Increasingly, companies themselves are presenting resolutions seeking shareholder support for declassification. These management backed sponsored resolutions seeking annual elections regularly receive votes in the 90% plus range. This is clearly a trend and we urge Emerson Electric's Board to take steps to make this governance change.

Shareowners support excellent corporate governance and believe that it affects shareowner value. If Emerson Electric took the steps necessary to declassify its Board as requested in this resolution, it would be a strong statement that the Board is committed to good corporate governance and listening to its investors.

If passed and implemented, shareowners would have the opportunity to register their views at each annual meeting on the performance of the Board as a whole and of each Director as an individual.


Connecting neighbor with neighbor and neighbor with God

Sisters of Saint Joseph of Boston
637 Cambridge Street ✧ Brighton, Massachusetts 02135-2800 ✧ www.csjboston.org

August 3, 2011

Mr. Frank L. Steeves
Corporate Secretary
Emerson Electric Co.
8000 W. Florissant Avenue
St. Louis, MO 63136-8506

Dear Mr. Steeves

The Sisters of St. Joseph of Boston holds 500 shares of Emerson Electric stock. We believe that companies should have governance policies that make Boards responsive and accountable to shareholders.

We are submitting the enclosed shareholder proposal as a co-sponsor with Tides Foundation as the primary filer, for inclusion in the 2012 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. We are the beneficial owner, as defined in Rule 13d-3 of the Securities Exchange Act of 1934, of the above mentioned number of Emerson Electric stock.

We have been a shareholder for more than one year and will continue to hold in at least $2,000 market value of Emerson Electric the requisite number of shares for proxy resolutions through the stockholders' meeting. A representative of the filers will attend the stockholders' meeting to move the resolution as required by the SEC rules.

Please also copy Timothy Smith at Walden Asset Management (tsmith@bostontust.com) our investment manager with any correspondence. We deputize Tides Foundation to act on our behalf in the withdrawal of this resolution. We look forward to your response.

Sincerely,



Sr. Carole Lombard

Encl. Resolution Text

Cc: Timothy Smith

Carole Lombard, CSJ ✧ Justice and Peace Coordinator
Fax: 617.746.1618 ✧ Phone: 617.746.2102 ✧ e-mail: carole.lombard @csjboston.org

Annual Election of Directors

RESOLVED: the shareowners of Emerson Electric request that the Board of Directors take the necessary steps to declassify the Board of Directors and establish annual election of directors, whereby directors would be elected annually and not by classes. This declassification policy can be phased in so that it does not affect the unexpired terms of directors.

Supporting Statement

We believe accountability by the Board of Directors is vitally important to shareowners of the Company. Thus we are sponsoring this shareowner proposal seeking action by the Board so that each director stands for re-election by shareowners each and every year.

This would eliminate Emerson's so-called "classified board," whereby the trustees are divided into three classes, each serving a three-year term. Under the current structure, shareowners can only vote to elect one third of the Board each year.

In our opinion, the classified structure of the board is not in shareholders' best interest because it reduces accountability to shareholders. For example, annual election of directors gives shareowners the power to replace a poorly functioning Director, if a situation warranting such drastic action should ever arise.

We don't believe declassifying the board destabilizes a company in any way or affects the continuity of director service.

Increasingly, major corporations are adopting this governance change. In 2010 over 70% of S & P 500 companies had annual elections of board members. And according to FactSet Research, between 2000 and 2009 the number of S&P companies with classified boards dropped from 300 to 164, a dramatic trend.

In addition, shareholder resolutions requesting annual elections regularly receive votes of over 50%. In 2009 the average vote was 68%. And according to Georgeson report, there were 187 resolutions to declassify Boards between 2006 and 2010 with average votes exceeding 65% indicating strong investor approval.

The Florida State Board of Administration, a major institutional investor, as well as other investor advocates for good governance, have been actively urging companies with staggered boards to move to annual elections. For example, their 2011 resolution to McDonald's passed with a 77% vote in favor.



Timothy G. Westman
Vice President,
Associate General Counsel
and Assistant Secretary

Emerson
8000 West Florissant Avenue
P.O. Box 4100
St. Louis, MO 63136-8506

T 314 553 3822
F 314 553 3713
Tim.Westman@Emerson.com

August 17, 2011

Via Federal Express

Sr. Carole Lombard
Sisters of St. Joseph of Boston
637 Cambridge Street
Brighton, MA 02135-2800

Dear Sr. Lombard:

We acknowledge receipt on August 5, 2011 of your letter dated August 3, 2011 and accompanying shareholder proposal entitled "Annual Election of Directors" (the "Proposal") on behalf of the Sisters of St. Joseph of Boston (the "Proponent") intended for inclusion in the next proxy statement (the "Proxy Statement") of Emerson Electric Co. ("Emerson"). The Proposal contains certain procedural deficiencies set forth in Rule 14a-8, which the Securities and Exchange Commission (the "SEC") regulations require us to bring to your attention. If the eligibility requirements of Rule 14a-8 are not met, the company to which the proposal has been submitted may, pursuant to Rule 14a-8(f), exclude the proposal from its proxy statement.

Rule 14a-8 under the Securities Exchange Act of 1934, as amended, provides that in order to be eligible to submit a proposal, a shareholder "must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year" by the date on which the proposal is submitted.

Our records indicate that the Proponent is not a registered holder of Emerson's common stock. Under Rule 14a-8(b), the Proponent must therefore prove its eligibility to submit a proposal in one of two ways: (i) submitting to Emerson a written statement from the "record" holder of Emerson common stock (usually a broker or bank) verifying that the Proponent has continuously held the requisite number of shares of common stock since at least August 3, 2010 (i.e., the date that is one year prior to the date on which the Proponent submitted the Proposal, assuming that the Proposal was sent on August 3, 2011); or (ii) submitting to Emerson a copy of a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 filed by the Proponent with the SEC that demonstrates its ownership of the requisite number of shares as of or before August 3, in each case along with a written statement that (i) it has owned such shares for the one year period prior to the date of the statement and (ii) it intends to continue ownership of the shares through the date of the annual meeting. We do not believe that the Proponent has yet submitted evidence establishing that it has satisfied these eligibility requirements.

You provided, together with your letter dated August 3, 2011, a letter by Boston Trust & Investment Management Company ("Boston Trust") purporting to verify required share ownership. The letter states that Boston Trust, a state chartered bank, "manages assets" and acts as a "custodian" for the Proponent through its Walden Asset Management division. The letter further states that such shares "are held in the name of Cede & Co. in the account of Bank of New York under the custodianship of Boston Trust and reported as such to the SEC via the quarterly filing by Boston Trust of form 13F."

Our records indicate that Boston Trust is not a record holder of Emerson common stock. Boston Trust also does not appear to be a participant in the Depository Trust Company. Rule 14a-8 specifically requires the Proponent to provide a written statement from the record holder; a letter from a "custodian" or asset manager is not sufficient. Therefore, we are unable to consider the statement of Boston Trust to be equivalent to a statement from a record holder. Accordingly, we do not believe that the Proponent has provided proof of its ownership of Emerson common stock in accordance with the requirements of Rule 14a-8.

Under Rule 14a-8(d), a shareholder proposal, including any accompanying supporting statement, may not exceed 500 words. The Proposal, including the supporting statement, contains more than 500 words.

Unless we receive evidence that the Proponent has satisfied the eligibility requirements of Rule 14a-8, and unless the Proponent revises the Proposal to contain no more than 500 words, we intend to exclude the Proposal from the Proxy Statement. Please note that if the Proponent intends to submit evidence of share ownership and revise the Proposal, the response must be postmarked, or transmitted electronically, no later than 14 days from the date you receive this letter.

Attached is a copy of Rule 14a-8 on shareholder proposals. We thank you for your interest in Emerson and please contact us further if you have any questions.

Best regards,



Timothy G. Westman

Enclosure

cc: Timothy Smith, Walden Asset Management



Timothy G. Westman
Vice President,
Associate General Counsel
and Assistant Secretary

Emerson
8000 West Florissant Avenue
P.O. Box 4100
St. Louis, MO 63136-8506

T 314 553 3822
F 314 553 3713
Tim.Westman@Emerson.com

August 17, 2011

Via Federal Express

Lauren Webster
Chief Financial Officer
Tides Foundation
The Presidio
1014 Torney Avenue
P.O. Box 29903
San Francisco, CA 94129-1755

Dear Ms. Webster:

We acknowledge receipt on August 5, 2011 of your letter dated August 3, 2011 and accompanying shareholder proposal entitled "Annual Election of Directors" (the "Proposal") on behalf of Tides Foundation (the "Proponent") intended for inclusion in the next proxy statement (the "Proxy Statement") of Emerson Electric Co. ("Emerson"). The Proposal contains certain procedural deficiencies set forth in Rule 14a-8, which the Securities and Exchange Commission (the "SEC") regulations require us to bring to your attention. If the eligibility requirements of Rule 14a-8 are not met, the company to which the proposal has been submitted may, pursuant to Rule 14a-8(f), exclude the proposal from its proxy statement.

Rule 14a-8 under the Securities Exchange Act of 1934, as amended, provides that in order to be eligible to submit a proposal, a shareholder "must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year" by the date on which the proposal is submitted.

Our records indicate that the Proponent is not a registered holder of Emerson's common stock. Under Rule 14a-8(b), the Proponent must therefore prove its eligibility to submit a proposal in one of two ways: (i) submitting to Emerson a written statement from the "record" holder of Emerson common stock (usually a broker or bank) verifying that the Proponent has continuously held the requisite number of shares of common stock since at least August 3, 2010 (i.e., the date that is one year prior to the date on which the Proponent submitted the Proposal, assuming that the Proposal was sent on August 3, 2011); or (ii) submitting to Emerson a copy of a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 filed by the Proponent with the SEC that demonstrates its ownership of the requisite number of shares as of or before August 3, 2011, in each case along with a written statement that (i) it has owned such shares for the one year period prior to the date of the statement and (ii) it intends to continue ownership of the shares through the date of the annual meeting. We do not believe that the Proponent has yet submitted evidence establishing that it has satisfied these eligibility requirements.

You provided, together with your letter dated August 3, 2011, a letter by Boston Trust & Investment Management Company ("Boston Trust") purporting to verify required share ownership. The letter states that Boston Trust, a state chartered bank, "manages assets" and acts as a "custodian" for the Proponent through its Walden Asset Management division. The letter further states that such shares "are held in the name of Cede & Co. in the account of Bank of New York under the custodianship of Boston Trust and reported as such to the SEC via the quarterly filing by Boston Trust of form 13F."

Our records indicate that Boston Trust is not a record holder of Emerson common stock. Boston Trust also does not appear to be a participant in the Depository Trust Company. Rule 14a-8 specifically requires the Proponent to provide a written statement from the record holder; a letter from a "custodian" or asset manager is not sufficient. Therefore, we are unable to consider the statement of Boston Trust to be equivalent to a statement from a record holder. Accordingly, we do not believe that the Proponent has provided proof of its ownership of Emerson common stock in accordance with the requirements of Rule 14a-8.

Under Rule 14a-8(d), a shareholder proposal, including any accompanying supporting statement, may not exceed 500 words. The Proposal, including the supporting statement, contains more than 500 words.

Unless we receive evidence that the Proponent has satisfied the eligibility requirements of Rule 14a-8, and unless the Proponent revises the Proposal to contain no more than 500 words, we intend to exclude the Proposal from the Proxy Statement. Please note that if the Proponent intends to submit evidence of share ownership and revise the Proposal, the response must be postmarked, or transmitted electronically, no later than 14 days from the date you receive this letter.

Attached is a copy of Rule 14a-8 on shareholder proposals. We thank you for your interest in Emerson and please contact us further if you have any questions.

Best regards,



Timothy G. Westman

Enclosure

cc: Timothy Smith, Walden Asset Management



TIDES

August 31, 2011

Mr. Timothy Westman
Vice President
Emerson
8000 West Florissant Avenue
St. Louis, MO 63136

Dear Mr. Westman:

After receiving clarification through your correspondence with Walden Asset Management concerning the word count and that signs such as "$" and "%" are now counted as words, we are now submitting an amended version of the Annual Election of Directors resolution.

Please send copies of any correspondence to Timothy Smith at Walden Asset Management (tsmith@bostontrust.com) our portfolio manager. We look forward to your response.

Sincerely,



Lauren Webster
Chief Financial Officer

Cc: Timothy Smith

TIDES FOUNDATION

The Presidio
P.O. Box 29903
San Francisco, CA
94129-0903
t) 415.561.6400
f) 415.561.6401

www.tides.org


Connecting neighbor with neighbor and neighbor with God

Sisters of Saint Joseph of Boston

637 Cambridge Street ❖ Brighton, Massachusetts 02135-2800 ❖ www.csjboston.org

August 31, 2011

Mr. Timothy Westman
Vice President
Emerson
8000 W. Florissant Avenue
St. Louis, MO 63136-8506

Dear Mr. Westman:

After receiving clarification through your correspondence with Walden Asset Management concerning the word count and that signs such as "$" and "%" are now counted as words, we are now submitting an amended version of the Annual Election of Directors resolution.

Please send copies of any correspondence to Timothy Smith at Walden Asset Management (tsmith@bostontrust.com) our portfolio manager. We look forward to your response.

Sincerely,

Carole Lombard / [illegible]

Sr. Carole Lombard

Cc: Timothy Smith

Carole Lombard, CSJ • Justice and Peace Coordinator
Fax: 617.746.1618 • Phone: 617.746.2102 • e-mail: carole.lombard@csjboston.org

Annual Election of Directors

RESOLVED: the shareowners of Emerson Electric request that the Board of Directors take the necessary steps to declassify the Board of Directors and establish annual election of directors, whereby directors would be elected annually and not by classes. This declassification policy can be phased in so that it does not affect the unexpired terms of directors.

Supporting Statement

We believe accountability by the Board of Directors is vitally important to shareowners of the Company. Thus we are sponsoring this shareowner proposal so that each director stands for re-election by shareowners each and every year.

Deleted: seeking action by the Board

This would eliminate Emerson's so-called "classified board," whereby the trustees are divided into three classes, each serving a three-year term. Under the current structure, shareowners can only vote to elect one third of the Board each year.

In our opinion, the classified structure of the board is not in shareholders' best interest because it reduces accountability to shareholders. For example, annual election of directors gives shareowners the power to replace a poorly functioning Director, if a situation warranting such drastic action should ever arise.

We don't believe declassifying the board destabilizes a company in any way or affects the continuity of director service.

Increasingly, major corporations are adopting this governance change. In 2010 over 70% of S & P 500 companies had annual elections of board members. And according to FactSet Research, between 2000 and 2009 the number of S&P companies with classified boards dropped from 300 to 164, a dramatic trend.

In addition, shareholder resolutions requesting annual elections regularly receive votes of over 50%. And according to Georgeson report, there were 187 resolutions to declassify Boards between 2006 and 2010 with average votes exceeding 65% indicating strong investor approval.

Deleted: In 2009 the average vote was 68%.

The Florida State Board of Administration, a major institutional investor, as well as other investor advocates for good governance, have been actively urging companies with staggered boards to move to annual elections. For example, their 2011 resolution to McDonald's passed with a 77% vote in favor.

Many institutional investors also believe that corporate governance policies and practices, and the level of accountability they create, are closely related to financial performance.

Increasingly, companies themselves are presenting resolutions seeking shareholder support for declassification. These management backed sponsored resolutions seeking annual elections regularly receive votes in the 90% plus range.

Deleted: This is clearly a trend and we urge Emerson Electric's Board to take steps to make this governance change.

Shareowners support excellent corporate governance and believe that it affects shareowner value. If Emerson Electric took the steps necessary to declassify its Board as requested in this resolution, it would be a strong statement that the Board is committed to good corporate governance and listening to its investors.

If passed and implemented, shareowners would have the opportunity to register their views at each annual meeting on the performance of the Board as a whole and of each Director as an individual.

We urge Emerson Electric's Board to take steps to make this governance change.

Formatted: Font: Bold

Annual Election of Directors

RESOLVED: the shareowners of Emerson Electric request that the Board of Directors take the necessary steps to declassify the Board of Directors and establish annual election of directors, whereby directors would be elected annually and not by classes. This declassification policy can be phased in so that it does not affect the unexpired terms of directors.

Supporting Statement

We believe accountability by the Board of Directors is vitally important to shareowners of the Company. Thus we are sponsoring this shareowner proposal so that each director stands for re-election by shareowners each and every year.

This would eliminate Emerson's so-called "classified board," whereby the trustees are divided into three classes, each serving a three-year term. Under the current structure, shareowners can only vote to elect one third of the Board each year.

In our opinion, the classified structure of the board is not in shareholders' best interest because it reduces accountability to shareholders. For example, annual election of directors gives shareowners the power to replace a poorly functioning Director, if a situation warranting such drastic action should ever arise.

We don't believe declassifying the board destabilizes a company in any way or affects the continuity of director service.

Increasingly, major corporations are adopting this governance change. In 2010 over 70% of S & P 500 companies had annual elections of board members. And according to FactSet Research, between 2000 and 2009 the number of S&P companies with classified boards dropped from 300 to 164, a dramatic trend.

In addition, shareholder resolutions requesting annual elections regularly receive votes of over 50%. And according to Georgeson report, there were 187 resolutions to declassify Boards between 2006 and 2010 with average votes exceeding 65% indicating strong investor approval.

The Florida State Board of Administration, a major institutional investor, as well as other investor advocates for good governance, have been actively urging companies with staggered boards to move to annual elections. For example, their 2011 resolution to McDonald's passed with a 77% vote in favor.

Many institutional investors also believe that corporate governance policies and practices, and the level of accountability they create, are closely related to financial performance.

Increasingly, companies themselves are presenting resolutions seeking shareholder support for declassification. These management backed sponsored resolutions seeking annual elections regularly receive votes in the 90% plus range.

Shareowners support excellent corporate governance and believe that it affects shareowner value. If Emerson Electric took the steps necessary to declassify its Board as requested in this resolution, it would be a strong statement that the Board is committed to good corporate governance and listening to its investors.

If passed and implemented, shareowners would have the opportunity to register their views at each annual meeting on the performance of the Board as a whole and of each Director as an individual.

We urge Emerson Electric's Board to take steps to make this governance change.

EXHIBIT B

Letter submitting and including AFSCME Proposal


AFSCME
We Make America Happen

American Federation of State, County & Municipal Employees
Capital Strategies
1625 L Street, NW
Washington, DC 20036
(202) 223-3255 Fax Number

Facsimile Transmittal

DATE: August 3, 2011

To: Frank L. Steeves, Senior Vice President, Secretary and General Counsel, Emerson Electric
(314) 553-3205

From: Lisa Lindsley

Number of Pages to Follow: 4

Message: Attached please find shareholder proposal from AFSCME Employees Pension Plan.

PLEASE CALL (202) 429-1215 IF ANY PAGES ARE MISSING. Thank You


AFSCME
We Make America Happen

EMPLOYEES PENSION PLAN

August 3, 2011

VIA OVERNIGHT MAIL and FAX (314) 553-3205
Emerson Electric Co.
8000 West Florissant Avenue
St. Louis, Missouri 63136
Attention: Frank L. Steeves, Senior Vice President, Secretary and General Counsel

Dear Mr. Steeves:

On behalf of the AFSCME Employees Pension Plan (the "Plan"), I write to give notice that pursuant to the 2011 proxy statement of Emerson Electric Co. (the "Company") and Rule 14a-8 under the Securities Exchange Act of 1934, the Plan intends to present the attached proposal (the "Proposal") at the 2012 annual meeting of shareholders (the "Annual Meeting"). The Plan is the beneficial owner of 5,384 shares of voting common stock (the "Shares") of the Company, and has held the Shares for over one year. In addition, the Plan intends to hold the Shares through the date on which the Annual Meeting is held.

The Proposal is attached. I represent that the Plan or its agent intends to appear in person or by proxy at the Annual Meeting to present the Proposal. I declare that the Plan has no "material interest" other than that believed to be shared by stockholders of the Company generally. Please direct all questions or correspondence regarding the Proposal to me at (202) 429-1007.

Sincerely,

Charles Jurgonis
Plan Secretary

Enclosure

American Federation of State, County and Municipal Employees, AFL-CIO
TEL (202) 775-8142 FAX (202) 785-4606 1625 L Street, N.W., Washington, D.C. 20036-5687

RESOLVED, that stockholders of Emerson Electric Co. ("Emerson") urge the board of directors to take the necessary steps (excluding those steps that must be taken by stockholders) to eliminate the classification of Emerson's board and to require that all directors stand for election annually. The declassification should be completed in a manner that does not affect the unexpired terms of directors.

SUPPORTING STATEMENT

We believe the election of directors is the most powerful way stockholders influence Emerson's strategic direction. Currently, the board is divided into three classes and each class serves staggered three-year terms. Because of this structure, stockholders may only vote on roughly one third of the directors each year.

In our opinion, the classified structure of the board is not in stockholders' best interest because it reduces accountability to stockholders. Annual election of directors gives stockholders the power to completely replace the board, or replace a majority of directors, if a situation arises warranting such drastic action. We don't believe destaggering the board will destabilize Emerson or affect the continuity of director service.

Academic studies have provided evidence that classified boards harm stockholders. A 2004 Harvard study by Lucian Bebchuk and Alma Cohen found that staggered boards are associated with a lower firm value (as measured by Tobin's Q) and found evidence that staggered boards may bring about, not merely reflect, that lower value.

A 2002 study by Professor Bebchuk and two colleagues, which included all hostile bids from 1996 through 2000, found that an "effective staggered board" a classified board plus provisions that disable stockholders from changing control of the board in a single election despite the classification—doubles the odds that a target company will remain independent, without providing any countervailing benefit such as a higher acquisition premium.

The classification of Emerson's board is effected in its restated articles of incorporation and bylaws, and amendment of the articles of incorporation classifying the board requires approval of 85 percent of outstanding shares. Such a threshold is more likely to be obtained if declassifying amendments are recommended by the board. Accordingly, we urge Emerson's board to approve restated certificate of incorporation and bylaw amendments necessary to declassify the board and submit them for stockholder approval, with the board's recommendation in favor of the amendments, at the 2013 annual meeting of stockholders.

Stockholders appear to agree with our concerns about classified boards. In 2011, board declassification resolutions filed by stockholders averaged more than 73 percent support at 38 companies (Source: Institutional Shareholder Services, U.S. Season Review: Governance Proposals). At the same time, management submitted 48 declassification proposals to a stockholder vote in 2011 (Source: ISS 2011 U.S. Proxy Season Review Webcast).

We urge stockholders to vote for this proposal.


AFSCME
We Make America Happen

EMPLOYEES PENSION PLAN

August 3, 2011

VIA OVERNIGHT MAIL and FAX (314) 553-3205
Emerson Electric Co.
8000 West Florissant Avenue
St. Louis, Missouri 63136
Attention: Frank L. Steeves, Senior Vice President, Secretary and General Counsel

Dear Mr. Steeves:

On behalf of the AFSCME Employees Pension Plan (the "Plan"), I write to provide you with verified proof of ownership from the Plan's custodian. If you require any additional information, please do not hesitate to contact me at the address below.

Sincerely,

Charles Jurgonis
Plan Secretary

Enclosure



STATE STREET.

Kevin Yakimowsky

Assistant Vice President
Specialized Trust Services
STATE STREET BANK
1200 Crown Colony Drive CC17
Quincy, Massachusetts 02169
kyakimowsky@statestreet.com

telephone +1 617 985 7712
facsimile +1 617 769 6695

www.statestreet.com

August 3, 2011

Lonita Waybright
A.F.S.C.M.E.
Benefits Administrator
1625 L Street N.W.
Washington, D.C. 20036

Re: Shareholder Proposal Record Letter for EMERSON ELECTRIC (cusip 291011104)

Dear Ms Waybright:

State Street Bank and Trust Company is Trustee for **5,384 shares** of **Emerson Electric** common stock held for the benefit of the American Federation of State, County and Municiple Employees Pension Plan ("Plan"). The Plan has been a beneficial owner of at least 1% or $2,000 in market value of the Company's common stock continuously for at least one year prior to the date of this letter. The Plan continues to hold the shares of **Emerson Electric** stock.

As Trustee for the Plan, State Street holds these shares at its Participant Account at the Depository Trust Company ("DTC"). Cede & Co., the nominee name at DTC, is the record holder of these shares.

If there are any questions concerning this matter, please do not hesitate to contact me directly.

Sincerely,



Kevin Yakimowsky